

December 16, 2014

Via E-mail
Armando Casado de Araújo
Chief Financial and Investor Relations Officer
Centrais Elétricas Brasileiras S.A. – Eletrobras
Avenida Presidente Vargas, 409 – 9th floor
Edifício Herm. Stoltz – Centro, CEP 20071-003
Rio de Janeiro, RJ, Brazil

      Re: **Brazilian Electric Power Company**
              Form 20-F for the Fiscal Year Ended December 31, 2013
              Filed April 30, 2014
              File No. 1-34129

Dear Mr. Araújo:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

Note 2 – Concessions of Public Service of Electric Energy, page F-12

2.1 Extension of electricity's public service concessions, page F-19

1. We note that the Federal Government enacted Law No. 12,783/2013 ("Law 12,783") and, as part of that enactment, you recorded a R$10 billion loss in fiscal year 2012. Please address the following comments related to this loss:

     • Please clearly explain to us the nature of each component of this loss and how each component was derived. For example, please explain the charges in the line item "gain/(loss) on indemnification of extended concessions" and how that charge differs from "onerous contracts." Please provide us with journal entries so we may better understand your accounting.

- We note that you present this loss as a separate line item on your statement of income and also present line items reflecting pre-tax income before and after the impact of Law 12,783. Please tell us how your presentation complies with IAS 1.

Note 3 – Summary of Significant Accounting Policies, page F-24

3.1 Basis of Presentation, page F-24

(b) Changes in the accounting policies and disclosures, page F-24

2. We note that your adoption of IFRS 11 resulted in accounting for several entities under the equity method instead of the proportional consolidation method you used prior to the adoption of IFRS 11. Please tell us in sufficient detail how you determined these joint arrangements qualified as joint ventures as opposed to joint operations. Ensure your analysis discusses the structure and form of the arrangements and the involved parties' rights and obligations arising from the arrangements.

3.1 Consolidation and investments basis in subsidiaries, page F-34

(e) Foreign Currency Translation, page F-38

3. We note your disclosure that the functional currency of the jointly-controlled entity Itaipu Binacional is the U.S. Dollar. Although we note your disclosure on page 73 that revenues from Itaipu are denominated in U.S. dollars, please provide us with your analysis of paragraphs 9-14 of IAS 21 in determining that the U.S. Dollar, not the local currency, is the functional currency. In doing so, ensure you tell us the currency in which funds from financing activities are generated and the currency that mainly influences labor, material and other costs of providing goods or services.

Note 8 – Indemnifications – Law 12,783/2013, page F-72

4. We note that you recorded a R$14 billion indemnification receivable during fiscal 2012 as a result of Law 12,783. Please address the following comments related to this receivable:

- It appears that the amount of the receivable is based on the value of non-amortized investments for concessions that were renewed under Law 12,873. Based on your disclosures on page 12 and at the top of page F-73, we note that the Federal Government has not yet approved a settlement amount and that there are "no clear rules for the quantification of indemnification claims in relation to investments made in concession assets renewed pursuant to Law No. 12,783 or as to the timing of the payment of such indemnification claims." Please tell us how you determined the amount to record, how you initially recorded the receivable in your financial statements, and inform us whether or not the recorded amount, or an alternative amount, has ultimately been approved by the government.

- We note that you classified the R$9.8 billion of indemnification payments received during fiscal 2013 within operating cash flows. Considering a significant portion, if not all, of these payments appear to represent reimbursements for the non-amortized value of your fixed assets and other long-term investments, please tell us what consideration you gave to classifying all or a portion of these payments within investing activities.

Note 35 – Onerous Contracts, page F-149

5. Please provide in future filings all disclosures required by paragraphs 84 and 85 of IAS 37 related to your onerous contracts.

Note 39 – Net Operating Revenue, page F-157

6. Please tell us and clearly disclose in future filings the difference between the revenues included in the "Supply (sale) of Electricity," "Supply of Electricity," and "Short-Term Electricity" line items. Please also tell us and revise your revenue recognition disclosures in future filings to expand on how you recognize construction revenues. Ensure that you provide the disclosures required by paragraphs 39-45 of IAS 11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief